

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2013

Via E-mail
Andrew Fellner
Chief Executive Officer and Chief Financial Officer
Strategic Global Investments, Inc.
8451 Miralani Drive
Suite D
San Diego, California 92126

> **Re: Strategic Global Investments, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed December 9, 2013**
> **File No. 024-10371**

Dear Mr. Fellner:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 3

1.   We note your responses to comment 2 in our prior letters dated November 13, 2013 and December 3, 2013. The amount of cash raised through your previous offerings as referenced in your response letters does not appear to match the cash amounts disclosed under Item 5 of your Offering Statement. Please review all of your transactions listed under Item 5 and revise to clarify how much cash was received in each transaction, how much debt was received and how much was in exchange for services rendered. Please confirm in your response letter, if true, that your previous reference to "installment payments" was intended to mean note issuances.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director